                                                                                                            File No. 70-10248

As filed with the Securities and Exchange Commission on December 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

-----------------------------------------------------------------------------------------------------------

APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------------------------------------------

PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158

(Name of company filing this statement and
address of principal executive offices)

------------------------------------------------------------------------------------------------------------

PNM Resources, Inc.

(Name of top registered holding company)

------------------------------------------------------------------------------------------------------------

Patrick T. Ortiz
Senior Vice President, General Counsel and Secretary
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158
(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Terry Horn Vice President and Treasurer PNM Resources, Inc. Alvarado Square Albuquerque, NM 87158	Robert P. Edwards Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

AMENDMENT NO. 2 TO
APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
FINANCING AND SERVICES AUTHORIZATION

The foregoing Application is hereby amended and restated in its entirety as follows:

ITEM 1.            DESCRIPTION OF PROPOSED TRANSACTION

   A.            Introduction

            In this Application, PNM Resources, Inc. ("Applicant" or "PNM Resources"), a New Mexico corporation and a holding company under the Public Utility Holding Company Act of 1935 (the "Act"), seeks approval pursuant to Sections 6, 7, 9, 10, 12, and 13 of the Act and Rules 42, 43, 44, 45, 46, 53 and 54 of the Act and any other applicable provisions of the Act or Commission rules to engage in the transactions set forth herein from the effective date of an order issued approving this Application through the period ending December 31, 2007 ("Authorization Period").

            On or before the effective date of this Application PNM Resources will file a notice of registration complying with Rule 1(a), 17 C.F.R. § 250.1(a).

            Part B of Item 1 below describes the operations of Applicant and its subsidiaries, which predominantly consist of integrated electric and gas utility operations. Part C of Item 1 describes the requested authorizations to issue securities, to acquire or retain certain securities and intermediate subsidiaries, to acquire certain natural gas gathering, storage, transmission, other fuel resources, processing storage and transportation assets ("Energy Assets"), and to provide affiliate services at cost consistent with applicable state authorizations pending approval of a subsidiary service company.

            The authority requested herein will only be exercised to the extent consistent with other applicable law and will not be exercised or asserted in derogation of any state public utility regulation law, regulation, or order.

   B.                  Description of the Parties to the Transaction.

            1.            Description of PNM Resources and its Subsidiaries

            PNM Resources is a holding company formed on March 3, 2000.  PNM Resources became a public utility holding company on December 31, 2001, and conducts its operations consistent with the order of the New Mexico Public Regulation Commission ("NMPRC") which authorized the holding company structure.  Except for corporate, financial and accounting, executive, legal, human resources and office services provided at cost to its subsidiaries pursuant to that NMPRC order, PNM Resources conducts no business operations other than as a holding company.

            PNM Resources' only public-utility company subsidiary is Public Service Company of New Mexico ("PNM"), a New Mexico corporation incorporated on May 9, 1917.  PNM is an integrated electric and gas public utility company.  It is engaged in the generation, transmission, and distribution of electric energy at retail in the State of New Mexico and makes sales for resale ("wholesale" sales) of electricity in interstate commerce.  PNM is also engaged in the distribution of natural gas in the State of New Mexico, which includes some incidental off-system wholesale sales of natural gas.  PNM had electric revenues for 2003 of $543,850,000, $51,952,000, and $550,382,000 for its retail, transmission, and wholesale electricity segments, respectively.  Its natural gas operating revenues for 2003 were $358,267,000.[1]

            PNM Resources' current non-utility activities are conducted through Avistar, Inc. ("Avistar"), a company engaged in the developing and marketing of innovative technologies for energy production and supply, including products such as non-destructive boiler inspection technology and field phase identification technology, and therefore solely in energy-related activities within the meaning of Rule 58.[2]

            PNM Resources has the following direct inactive non-utility subsidiaries: EIP Refunding Corporation, Paragon Resources, Inc., PNM Electric & Gas Services, Inc., PNMR Services Company, Sunbelt Mining Co. Inc., Sunterra Gas Gathering Company, and Sunterra Gas Processing Company. PNM Electric & Gas Services, Inc. and PNM Services Company are each inactive affiliate service company shell corporations. Applicant presently intends to qualify PNM Services Company as a subsidiary service company pursuant to Rule 88 pursuant to a separate application under the Act and to retain PNM Electric & Gas Services, Inc. as an inactive corporation. Applicant does not anticipate any of the other enumerated non-utility subsidiaries other than Avistar resuming active operations and retains the securities of those subsidiaries solely in order to wind up their operations and resolve any claims resulting from past operations. PNM Resources also has the following indirect inactive non-utility subsidiaries: AMDAX.com (25% interest directly owned by Avistar, Inc.), Gas Company of New Mexico (directly owned by Sunbelt Mining Co. Inc.), Meadows Resources, Inc. (directly owned by PNM) and its subsidiaries, Bellamah Associates, Ltd., Bellamah Community Development, Bellamah Holding Company, Bellamah Investors Ltd., and Republic Holding Company. These subsidiaries conduct no on-going business activities other than winding up existing obligations. Further authorization will be secured prior to any of these companies reinstating or undertaking active business operations.  As discussed below, certain of the now discontinued operations were of a nature not typically retainable under the Act. The retention of an inactive subsidiary solely for the purposes of resolving outstanding claims and winding up the affairs of a non-utility business is permissible under the standards of Sections 10 and 11 of the Act.[3]

[1] Electric and natural gas operating revenues for the nine months ending September 30, 2004, were $863,783,000 and $330,290,000, respectively.  PNM Resources, Inc. Form 10-Q for the Quarter Ended September 30. 2004, File No. 333-32170.  PNM Resources is significantly smaller than the other registered holding companies with operation in the Southwestern United States. For example, the 2003 operating revenues and assets of Xcel, which has electric utility company subsidiary operations in New Mexico, were $7.9 billion and $ 20 billion, respectively.  Xcel's electric and gas utility subsidiaries have 3.2 million and 1.7 million customers, respectively.
[2] PNM Resources owns a one-third interest in Luna Energy, LLC, a Delaware limited liability company which was formed for the sole purpose of facilitating the transfer of the permit rights, real property rights, equipment, and contracts associated with a partially constructed 570 MW gas-fired generating plant located near Deming New Mexico,. The project assets were purchased in November of 2004 by Luna Energy from Duke Energy North America for $ 40 million.  The co-owners of Luna Energy, Phelps Dodge Energy Services, LLC, and Unisource Energy Corporation, are not affiliates of PNM Resources. The three owners of the project expect to distribute the production-related assets of Luna Energy to appropriate utility or exempt affiliates substantially prior to the completion and operation of the plant in 2006. The owners of Luna Energy do not intend for it to become a public utility company, but to restrict its activities to holding project assets pending distribution. Upon completion the project will be interconnected with the PNM transmission system.
[3] See, e.g. Conectiv, Inc. HCAR No. 26832(February 25, 1998).

            On December 3, 2002, in Utility Case 3838, the NMPRC approved following a hearing the formation by PNM of a wholly-owned subsidiary, PNM Receivables Corporation, dedicated to purchasing electric and gas utility receivables from PNM over a three year period and selling  undivided fractional interests in  such purchased receivables to a non-affiliated asset-based commercial paper conduit. PNM Receivables Corporation does not offer the service to non-affiliates.  Pursuant to the arrangements approved by the NMPRC, upon three days notice to the commercial paper conduit, PNM is able to obtain advances up to $ 100 million against receivables for up to 270 days, PNM Receivables pays the carrying costs incurred by the conduit, which are consolidated as expenses onto the books of PNM.  PNM incurs neither a profit nor a loss in its transactions with PNM Receivables, and the proceeds are used exclusively for the electric and gas utility operations and utility related debt refunding in accordance with terms approved by the NMPRC.[4]  Because the only receivables factored by PNM Receivables Corporation are those of system companies, PNM Receivables satisfies the functional relationship test enunciated by CSW   Credit, Inc., HCAR No. 25995 (March 2, 1994), and PNM Resources accordingly requests authority pursuant to sections 9 and 10 of the Act to continue to retain its interest in and fund the operation of this subsidiary using the proceeds of the authorized financings.

            The businesses of PNM constitute substantially all of the businesses of PNM Resources and its subsidiaries.  Therefore, the financial results and results of operations of PNM are virtually identical to the consolidated results of PNM Resources and its subsidiaries.[5]  The revenues, expenses, capitalization and business operations of Applicant and PNM are more fully described by their filings pursuant to the Securities Exchange Act of 1934 on file with the Commission, including their most recent Annual Report on Form 10-K for the year ending December 31, 2003, and Form 10-Q for the quarters ending March 31, 2004 and June 30, 2004, and Proxy statement on Schedule 14A dated April 7, 2004, on file with the Commission (File Nos. 333-32170 and 1-6986).  These filings are incorporated by reference as though fully set forth herein.

[4] PNM's financings approved by the NMPRC for public-utility purposes are exempt from any required approval by the Commission pursuant to Rule 52(a). The acquisition of PNM Receivables by PNM occurred when PNM Resources was exempt pursuant to Rule 2 from the requirements of the Act except for Section 9(a)(2), and Section 9(a)(2) did not apply to the acquisition of PNM Receivables because it is not a public-utility company. Retention of a subsidiary dedicated to financing utility operations is appropriate under the standards of the Act. Acquisition of a receivables financing subsidiary formed for the purposes of securitizing utility receivables utilizing a structure equivalent to that of PNM Receivables was approved by the Commission in Metropolitan Edison Co., HCAR No. 27820 (March 24, 2004). See also American Electric Power Company, Inc. and Central and Southwest Corporation, HCAR No. 27186 (June 14, 2000) (with respect to CSW Credit, Inc. and citing to previous orders); Columbia Energy Group, HCAR No. 27064 (August 23, 1999); Central & Southwest Co., HCAR No. 26684 (March 11, 1994).
[5] See infra Exhibits FS-1 (Consolidated Balance Sheet of PNM Resources as of December 31, 2003) and FS-2 (Consolidated Statement of Operations of PNM Resources as of December 31, 2003).

            As an electric and gas public utility, PNM is subject to the jurisdiction of the NMPRC, with respect to its retail electric and gas rates, service, accounting, issuance of securities, construction of major new generation and transmission facilities and other matters regarding retail utility services provided in New Mexico.

            PNM's principal public-utility company business segments are Wholesale Operations ("Wholesale") and Utility Operations.  Utility Operations include Electric Services ("Electric"), Transmission Services ("Transmission") and Gas Services ("Gas").  In addition, PNM owns Merchant Plant (authorized generation facilities that are not included in rate base) that is subject to a Global Electric Settlement Agreement approved by the NMPRC (described below). All of these segments involve the ownership and operation of utility assets within the meaning of the Act. PNM operates as a vertically integrated electric and gas utility company. The business segments described below are used for financial reporting and other management purposes, and are not distinct corporate entities.

            (a)            Wholesale Operations.

                        Wholesale consists of the generation and sale of electricity into the wholesale market based on three product lines that include long-term contracts, forward sales and short-term sales.  The source of these sales is supply created by selling energy not needed at the time by state jurisdictional customers as well as the capacity of PNM's wholesale plants excluded from retail rates.  The "regulated generation" (generation in rate base),"unregulated generation" (certain generation excluded from rate base) and "Merchant Plant" ( including certain generation excluded from rate base) are jointly dispatched in order to improve reliability, provide the most economic power to retail customers, and maximize profits on any wholesale transactions.  From time to time, Wholesale also makes purchases of energy.

                        Long-term contracts include sales to firm-requirements and other wholesale customers with multi-year arrangements.  These contracts range from 2 to 17 years with an average of 7.5 years.  Forward sales include third party purchases in the forward market that range from 1 month to 3 years.  Short-term sales generally include spot market, hour-ahead, day-ahead and week-ahead contracts with terms of 30 days or less.  Also included in short-term sales are sales of any excess generation not required to fulfill PNM's retail load and contractual commitments.  Short-term sales also cover the revenue credit to retail customers as specified in the Global Electric Settlement Agreement.

                        (b)            Utility Operations.

                        As stated above, Utility Operations consist of Electric, Transmission and Gas services.  Electric consists of the distribution and generation of electricity for retail electric customers in New Mexico.  PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque and Santa Fe, and certain other areas of New Mexico.  Customers' rates for retail electric service are set by the NMPRC based on the provisions of the Global Electric Agreement through 2007.  PNM's power generation facilities are jointly dispatched under common control in order to serve PNM's electric utility customers economically and reliably.  PNM owns or leases generation located in the States of Arizona and New Mexico within the Western Electricity Coordinating Council ("WECC")[6] region, a National Electric Reliability Council region including much of the Western United States and portions of Canada and Mexico.

                        PNM is also interconnected with the Southwest Power Pool ("SPP") and generation included within the SPP is also eligible for inclusion as Merchant Plant within the Global Settlement.  PNM experienced a peak electrical demand on its system of 1661 MW in 2003.  PNM owns or leases 1742 MW of generating capacity. Additional capacity is purchased from third parties under certain power purchase agreements that may be accounted for as leases, for a total of 2074 MW available capacity.

                        Transmission consists of the transmission of electricity over transmission lines owned or leased by PNM, interconnected with other utilities in New Mexico and south and east into Texas, west into Arizona and north into Colorado and Utah.  PNM owns or leases approximately 3000 circuit miles of transmission lines. PNM owns and operates in excess of 8000 miles of distribution lines excluding street lighting in New Mexico. PNM is certified by the National Electric Reliability Council as a control area operator, and operates a control area wherein generation and load are instantaneously matched, net of interchanges with neighboring control areas. PNM's control area includes the retail and wholesale requirements customer loads served by PNM in New Mexico, as well as the electric loads served by Texas-New Mexico Power Company in southern New Mexico.  Using interconnection and transmission agreements securing transmission capability with neighboring utilities and its ownership of transmission assets and rights in Arizona, PNM  imports into its New  Mexico control area the output from its undivided interest in the Palo Verde Nuclear Generation Station in Arizona used for serving PNM's New Mexico requirements. The Palo Verde Valley Transmission System in Arizona is composed of three nominally rated 500kV lines that head from the Palo Verde Nuclear Generation Station east toward the Phoenix, Arizona, load center, and is owned by four parties: Arizona Public Service Company, the Salt River Project, El Paso Electric Co, and PNM. PNM reserves 274 MW of its  transmission capability in Arizona and  has  additionally contracted with Arizona Public Service (140MW) and the Western Area Power Administration (134 MW) to transmit power from the Palo Verde Transmission System into PNM's control area in New Mexico.

[6] The WECC was formed on April 18, 2002, by the merger of the Western Systems Coordinating Council, the Southwest Regional Transmission Council and the Western Regional Transmission Association.  It coordinates and supports electric system reliability and open power transmission access throughout its service area, encompassing 1.8 million square miles.

                        The Gas utility segment includes the transportation and distribution of natural gas to end users, including end users in most of the major communities in New Mexico, including two of New Mexico's three largest metropolitan areas, Albuquerque and Santa Fe.  Gas's customer base includes both sales-service customers and transportation-service customers. The Gas utility segment operates as a single, coordinated system.  PNM's gas utility assets are exclusively located in New Mexico, as are all of its distribution customers. PNM's natural gas distribution business is, like its retail electric utility service, subject to rate, service, and financial regulation by the NMPRC.  From time to time, the Gas segment makes off-system sales of natural gas incidental to its natural gas operations.  Certain portions of the PNM system receive natural gas from interstate pipelines and facilities operated by third parties.  PNM owns and operates an underground storage facility in San Ysidro, New Mexico, approximately 1550 miles of transmission pipeline and compression facilities within New Mexico, and approximately 11,500 miles of natural gas distribution lines.

                        By an order of the predecessor to the NMPRC, PNM was authorized to acquire the assets that comprise its natural gas operations.  A combination of natural gas and electricity functions within PNM has occurred pursuant to NMPRC order and statutory authorization.[7]  Certain support, corporate, and operating services are carried out by common personnel, including meter reading and field services, in addition to corporate services.  Additionally, PNM customers receive a combined gas and electric bill in those areas where PNM provides both utility services. As discussed below, PNM's natural gas distribution system represents an appropriate and authorized "additional system" within the meaning of Section 11 of the Act.[8]

                        (c)            Merchant Generation.

                        The Merchant Plant owned by PNM constitutes utility assets within the meaning of the Act[9], and is available through joint dispatch to support service to the retail customers of PNM.  PNM's Merchant Plant activities are governed by a Global Electric Settlement Agreement ("Global Settlement") that was entered into on October 10, 2002, between PNM, the NMPRC staff, the New Mexico Attorney General, and other consumer groups.  The Global Settlement provides, among other things, (1) joint support for the repeal of a majority of the New Mexico Electric Utility Industry Restructuring Act of 1999; (2) PNM's retail electric rates through 2007; (3) generation resources for retail loads; and (4) PNM's participation and financing of Merchant Plant activities and the eventual transfer of Merchant Plant out of PNM.

[7] N.M STAT. ANN. § 62-6-4.4 (Supp. 2004) expressly provides for combined gas and electric utilities, as follows:"  A public utility that provides both electricity and natural gas distribution services shall not be required to functionally separate its electric and gas transmission, transportation and distribution operations from each other.  Any rule or order to the contrary is void.  Nothing in this section shall prevent a combined gas and electric distribution company from selling the natural gas commodity to customers pursuant to tariffs approved by the commission."  New Mexico Laws 2003, Ch. 336 § 3.
[8] The electric power operations constitute a single, integrated electric utility system with coordinated dispatch of generation operating within a single region of the country, the Southwestern United States.  Its natural gas system likewise is an integrated utility system operating within a single state in many of the locations where Applicant distributes electricity. Reliant Energy, Inc. (CenterPoint), HCAR No. 27548 (July 5, 2002), approved retention of a natural gas system under similar circumstances pursuant to the "additional system" proviso of section 11 of the Act. In addition, Section 9(b)(1) of the Act expressly authorizes public-utility company subsidiaries of registered holding companies to acquire (and therefore to  retain) utility assets pursuant to state commission order.  As noted above, the NMPRC expressly approved PNM's acquisition of the gas utility assets.
[9] PNM Resources to date has no aggregate investment in any Exempt Wholesale Generators or Foreign Utility Companies.

            Specifically, with regard to Merchant Plant, the Global Settlement creates a system that allows PNM the flexibility to continue its involvement in Merchant Plant development but also gives the NMPRC pervasive authority to protect ratepayers from the risk of PNM's Merchant Plant investment.  Among other things, the risks associated with Merchant Plant investment are mitigated by the following:  (1) a $1.25 billion cap on total investment in all Merchant Plant; (2) the required investment grade rating for both PNM and PNM Resources; (3) specified debt to capital ratio limits; (4) dividend restrictions; (5) the 50% debt limit for the construction of the "Merchant Plant" (where PNM must match every $1 of debt with a $1 of equity); (6) required non-merchant expenditures; and (7) the transfer date of January 1, 2010, extendable to 2015 with NMPRC approval.

            Overall, for PNM to invest in Merchant Plant it must either obtain specific approval for a transaction from the NMPRC or meet a series of conditions established by the NMPRC through the Global Settlement.  For example, PNM can invest up to a total of $1.25 billion of total investment in all Merchant Plant without NMPRC approval (except location approval under NMSA 1978, § 62-9-3).  However, PNM must present its investment plans to Standard and Poor's Rating Group (a Division of The McGraw-Hill Companies) ("S&P") and must provide S&P's written confirmation that PNM's proposed course of action will not cause the senior unsecured debt securities of PNM or PNM Resources to fall below investment grade on either a stand-alone or consolidated basis, respectively.  If PNM cannot meet these conditions, it must obtain NMPRC approval prior to investing in Merchant Plant. In addition, PNM must invest at least $60 million annually in non-Merchant Plant gas and electric utility infrastructure to serve New Mexico.

            2.            Financial Condition of PNM Resources and PNM

            PNM Resources states that the securities issued by PNM Resources and PNM are:

PNM Resources senior unsecured debt	Moody's: N/A	S&P: N/A
PNM Resources commercial paper - short term	Moody's: N/A	S&P: N/A
PNM senior unsecured debt	Moody's: Baa2	S&P: BBB
PNM commercial paper - short term	Moody's: P2	S&P: A2

            PNM Resources states that the consolidated common equity as a percentage of total capitalization for each of PNM Resources and PNM (as of June 30, 2004) is as stated below:

	PNM Resources	PNM
Consolidated common equity as a percentage of total capitalization	50.8%	49.2%

            C.            Requested Authority

                        Upon the effective date of an order issued in this proceeding, PNM Resources seeks the following authority during the Authorization Period, to the extent that such transactions are not otherwise exempt under the Act, for:

                        (1)            PNM Resources to increase its capitalization in the aggregate amount of $1.5 billion over and above its capitalization as of December 31, 2004, other than for exchanging, refunding or replacing securities where capitalization is not increased as a result thereof, through the issuance and/or sale of common stock, preferred stock, preferred securities, equity-linked securities, long-term debt and short-term debt, or securities which are convertible into any such securities, whether directly or through one or more financing conduits (PNM Resources requests that the Commission reserve jurisdiction over $500 million of this amount pending completion of the record);[10]

                        (2)            PNM Resources to provide performance and financial guarantees, and other credit support for all of its subsidiaries, as described in paragraph D(2)(e) below, in an aggregate amount not to exceed $300 million at any time outstanding;

                        (3)            PNM Resources to issue and sell common stock pursuant to direct stock purchase and dividend reinvestment plans, incentive compensation plans and other employee benefit plans (included under the issuances and sales of common stock authorized in Paragraph C(1) above);

                        (4)            PNM Resources to engage in certain cash management activities of the funds available to it as described under paragraph E below;

                        (5)            PNM Resources to use financing conduits or subsidiaries to issue or sell debt or equity securities or securities which are convertible into any such securities on PNM Resources' behalf either by PNM Resources owning such conduits or subsidiaries or guaranteeing the obligations of such conduits or subsidiaries as described in paragraph D(2)(c) below;

                        (6)            PNM Resources to enter into transactions to manage interest rate risk as described in paragraph D(2)(d) below;

                        (7)            PNM Resources to invest up to $300 million in Energy Assets, as defined and described in Paragraph F;

                        (8)            PNM Resources to change the capital stock of subsidiaries as described in Paragraph G below;

                        (9)            PNM Resources to exchange, refund or replace existing securities where capitalization is not increased as a result thereof from that in place at December 31, 2003;

[10] For the purpose of calculating the amount of the $1.5 billion authorization used at any one time, PNM Resources will calculate capitalization on a non-consolidated basis and will exclude retained earnings and accumulated other comprehensive income, as well as the amount of securities issued for purposes of refunding or replacing other outstanding securities where PNM Resources' capitalization is not increased as a result.

                        (10)            PNM Resources to provide services to its subsidiaries pursuant to Section 13(a) of the Act as described in Paragraph H below; and

                        (11)            PNM Resources to continue to retain its interest in and fund the operation of PNM Receivables Corporation using the proceeds of the financings authorized herein.

            The approval by the Commission of this Application will give PNM Resources the flexibility to respond quickly and efficiently to their respective financing needs and to changes in market conditions, allowing them efficiently and effectively to carry on business activities designed to provide benefits to customers and shareholders.

   D.            Parameters for Financing Authorization[11]

            1.            Financing Authorization Terms and Conditions

            Authorization is requested herein to engage in certain financing transactions during the Authorization Period.  The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

                        (a)            Common Equity Ratio. PNM Resources states that at all times during the Authorization Period each of PNM Resources and PNM will maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission) of at least 30% of its consolidated capitalization. The term "consolidated capitalization" is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss, treasury stock, and/or minority interests), preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities.  PNM Resources will in any event be authorized to issue common stock to the extent otherwise authorized in this Application.

                        (b)            Investment Grade Ratings. PNM Resources will not issue any securities, other than common stock or securities issued for the purpose of funding intra-system financings, pursuant to the authority conferred pursuant to this Application, unless upon original issuance thereof (a) the security to be issued, if rated, is rated at least investment grade; and (b) all outstanding securities of PNM Resources that are rated are rated investment grade (the "Investment Grade Condition").  For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in rule 15c3-1(c) (2) (vi) (F) under the Securities Exchange Act of 1934.  PNM Resources further requests that the Commission reserve jurisdiction over the issuance of any securities that do not satisfy the Investment Grade Condition.

[11] The financing authorizations requested herein are consistent with those issued in First Energy Corp, HCAR No. 27694 (June 30, 2003); CenterPoint Energy, Inc., HCAR No. 27692 (June 30, 2003) SCANA Corporation, HCAR  No. 27649 (February 12, 2003); E. On A,G HCAR No. 27539 (June 14, 2002); Dominion Resources, Inc., HCAR No. 27406 ( May 24, 2001); Exelon Corporation, HCAR No. 27266 (November 2, 2000); New Century Energies, HCAR No. 27212 (August 16, 2000); The Southern Company, HCAR No. 27134 (February 9, 2000), and releases cited therein.

                        (c)            Effective Cost of Money on Financings.  The effective cost of capital for long-term debt, short-term debt, preferred stock, preferred securities and equity-linked securities will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) any such long-term debt securities exceed 500 basis points over comparable term U.S. Treasury securities ("Treasury Security"); or (ii) any such short-term debt securities exceed 300 basis points over London Interbank Offered Rate ("LIBOR").  The dividend and distribution rate on any series of preferred stock, preferred securities, or equity-linked securities will not exceed at the time of issuance 700 basis points over a Treasury Security.

                        (d)            Maturity.  The final maturity of any long-term debt securities will not exceed 50 years.  Preferred securities will be redeemed no later than 50 years after issuance, unless such preferred security is perpetual in duration.  Short-term debt will have a maturity of no more than 1 year.

                        (e)            Issuance Expenses.  The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 500 basis points of the principal or face amount of the securities being issued or gross proceeds of the financing or (ii) the competitive market rates which are consistent with similar securities of comparable credit quality and maturities issued by other companies.

                        (f)            Use of Proceeds.  The proceeds from the sale of securities issued by PNM Resources pursuant to this Application will be used for general corporate purposes including (i) the financing of the capital expenditures of the PNM Resources system, (ii) the financing of working capital requirements of the PNM Resources system, (iii) direct or indirect investment in companies or assets the acquisition of which are either exempt under the Act or by Commission Rule or have been authorized by the Commission, (iv) cash management activities and (v) other lawful purposes.

            2.            Description of Specific Types of Financing

            PNM Resources requests authorization to obtain funds externally through sales of equity, equity linked, preferred and/or debt securities in accordance with the authority herein represented. Although not limited to the securities described PNM Resources' Universal Shelf S-3 incorporated by reference in Exhibits C-1 and C-2 hereto, the authorization sought herein includes all of the securities described therein.  With respect to common stock, PNM Resources also requests authority to issue common stock to third parties in consideration for the acquisition by PNM Resources of equity or debt securities of a company being acquired pursuant to an exemption under the Act, or pursuant to a Commission rule or specific authorization by another Commission order.  In addition, PNM Resources seeks, to the extent authorization is required, the flexibility to enter into certain hedging transactions to manage financial risk.

                        (a)            Equity Securities

                                    (i)            Common Stock (including Stock Purchase Contracts/Units)

                                    From time to time during the Authorization Period, subject to the limits and conditions specified in this Application, PNM Resources seeks authority to issue and sell up to 60 million additional shares of its common stock or securities convertible into common stock (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents.  The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions.

                                    PNM Resources also seeks authority to issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from PNM Resources and/or PNM Resources to sell to the holders, a specified number of shares at an aggregate offering price of PNM Resources' common stock at a future date.  The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts.  The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of PNM Resources and/or debt obligations of non-affiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of PNM Resources under the Stock Purchase Contracts.  The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.  Equity-linked securities shall include Stock Purchase Contracts, convertible securities and other similar securities other than common stock.

                                    PNM Resources may also issue common stock, securities convertible into common stock, warrants and other stock purchase rights exercisable for common stock as consideration, in whole or in part, for acquisitions by PNM Resources of securities of businesses or the assets of such businesses, the acquisition of which (a) is exempt under the Act or by Commission rule or (b) has been authorized by prior Commission order issued to PNM Resources, subject in either case to applicable limitations on total investments in any such businesses.  All such sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, prevailing capital markets.

                                    Currently, PNM Resources maintains the following stock plans ("Stock Plans"):

  Omnibus Performance Equity Plan.  Under the Omnibus Performance Equity Plan ("PEP"), PNM Resources has considerable flexibility to structure compensations incentives for officers and employees by rewarding long-term growth and profitability incentives in the evolving competitive environment.  The PEP allows for non-qualified stock options, incentive stock options, restricted stock rights, performance shares, performance units and stock appreciation rights.

  Performance Stock Plan.  Under the Performance Stock Plan ("PSP"), stock options were previously issued to employees.  The PSP was replaced by the PEP, but the PSP remains in effect as long as there are outstanding options that were granted under the PSP.

  Employee Stock Purchase Plan.  This plan allows employees to purchase common stock through payroll deductions at a discount from the market price.

  Retirement Savings Plan.  PNM Resources also sponsors the Retirement Savings Plan, a defined contribution retirement plan.  Contributions to the plan are made both by participants and by PNM Resources.  A participant may choose to invest his or her accounts in one or more investment funds, including the PNM Resources Stock Fund, which holds shares of stock of PNM Resources and cash.

  Executive Savings Plan.  Under the Executive Savings Plan ("ESP"), a participant may choose to invest his or her accounts in one or more of several hypothetical investment funds, including the PNM Resources Stock Fund.  A participant who chooses to invest in the PNM Resources Stock Fund may elect to settle that portion of his or her account in either common stock or cash.

  Director Retainer Plan.  Stock options are issued to non-employee directors under this plan.

  PNM Direct Plan.  This is a direct stock purchase and dividend reinvestment plan that is not limited to PNM employees and is designed to provide an economic and convenient way to invest in PNM Resources' common stock.

                                    PNM Resources requests authority, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method, which complies with applicable law and Commission interpretations then in effect, shares of PNM Resources common stock for the Stock Plans, pension trusts or other PNM Resources direct stock purchase and dividend reinvestment plans[12] or similar plans hereafter adopted without additional prior Commission order.  PNM Resources further requests authority to issue and sell common stock to PNM customers consistent with existing charter authority and the requirements of applicable state and federal securities laws pursuant to a plan to be adopted during the Authorization Period without additional prior Commission order.  Stock transactions of the variety described above would be treated the same as other stock transactions permitted pursuant to this Application.

                                                (ii)            Preferred Securities

                  Subject to the limits and conditions specified in this Application, PNM Resources also seeks authority to issue and sell preferred securities in one or more series.

                                                Preferred securities or securities convertible into preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated liquidation value thereof, (d) may be convertible or exchangeable into common stock of PNM Resources, preferred securities or unsecured debt that PNM Resources is otherwise authorized to issue by Commission order directly, or indirectly through Financing Conduits on behalf of PNM Resources, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of such series of preferred securities.

                                                Preferred securities or securities convertible into preferred securities may be issued in private or public transactions.  With respect to private transactions, such securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder.  From time to time PNM Resources may also issue and sell such securities of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

[12] PNM Resources also sponsors the Employees' Retirement Plan ("ERP"), a noncontributory defined benefit pension plan.  Prior to January 1, 1998, employees who had at least one year of service and who had attained the age of 21 years were eligible to become participants.  A participant's compensation used for ERP benefit calculations was frozen as of December 31, 1997.  PNM Resources made a contribution of PNM Resources common stock in the amount of $28,949,992 on June 6, 2003.

            The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

                                    (b)            Debt Securities

                                                (i)            Short-Term Notes

                                                Subject to the limits and conditions in this Application, PNM Resources seeks authority to make unsecured short-term borrowings from banks or other financial institutions.  Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter.  Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.  PNM Resources notes that, at any given time, some or all of its outstanding short-term notes will be issuable in connection with the establishment of back-up credit facilities to support PNM Resources' commercial paper program but that such credit facilities will not be drawn upon and no borrowings will occur thereunder except in certain limited circumstances at which time obligations under the related commercial paper will be paid.  Thus, short-term notes issued in connection with the establishment of commercial paper back-up facilities backstop and duplicate commercial paper issuances and should not be deemed to be borrowings under PNM Resources' financing authorization unless and until an actual borrowing occurs under the related credit facility. Any other result would "double count" PNM Resources' actual financial obligation.  Additionally, with respect to any "grid" notes issued by PNM Resources, only the amount actually outstanding thereunder at any given time shall be considered a borrowing.

                                                (ii)            Commercial Paper

                                                Subject to the limits and conditions in this Application, PNM Resources also seeks authority to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers.

                                                PNM Resources proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 365 days.  The commercial paper will be in the form of book-entry unsecured promissory notes (and/or pursuant to an underlying master note with a trust company which may not state a maturity) with varying denominations of not less than $1,000 each.  In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate offered to PNM Resources.  The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity.  The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended (the "Securities Act") or otherwise so as to be exempt from registration under the Securities Act.

                                                (iii)            Long-Term Notes[13]

                                                Subject to the limits and conditions in this Application, PNM Resources also seeks authority to issue and sell long-term unsecured debt securities ("Notes") in one or more series.

                                                Notes of any series may be either senior or subordinated obligations of PNM Resources.  Notes of any series (a) will have maturities of at least 12 months, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may be convertible or exchangeable into common stock of PNM Resources.  Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period, or at maturity).  Notes may be issued under one or more indentures to be entered into between PNM Resources and financial institutions acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

                                                Notes may be issued in private or public transactions.  With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder.  From time to time, PNM Resources may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.  Furthermore, Notes may be issued to public agencies or authorities, political subdivisions or instrumentalities thereof that provide industrial revenue bond or pollution control revenue bond or similar financing to PNM Resources or its Financing Conduits or Intermediate Subsidiaries (as defined below).

                                                The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable purchase agreement or underwriting agreement setting forth such terms.

                                    (c)            Financing Conduits

[13] PNM Resources has no outstanding long-term or short-term debt securities as of September 30, 2004.

                                    In addition to issuing any of the foregoing debt or equity securities directly, PNM Resources requests approval (to the extent such approval may be required under the Act) to form one or more entities for the primary purpose of issuing and selling any of the foregoing securities, lending and transferring the proceeds thereof to PNM Resources subject to the limits and conditions of this Application.

                                    The proposed entities will comprise one or more financing entities (each, a "Financing Entity") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Entities, "Financing Conduits").  In either case the entities' businesses may include issuing and selling securities on behalf of PNM Resources.  Any securities issued by the Financing Conduits may be guaranteed by PNM Resources.  Such Financing Conduits may be constituted as corporations, partnerships, limited liability companies, trusts or other entities.

                                    PNM Resources would acquire a portion of the outstanding shares of common stock or other equity interests of the Financing Conduit for an amount not less than the minimum required by applicable law.  A primary function of the Financing Conduit will be effecting financing transactions with third parties for the benefit of PNM Resources.  As an alternative in a particular instance to PNM Resources directly issuing debt or equity securities, or through a Special-Purpose Entity, PNM Resources may determine to use a Financing Entity as the nominal issuer of the particular debt or equity security.  In that circumstance, PNM Resources may provide a full guarantee or other credit support with respect to the securities issued by the Financing Entity, the proceeds of which would be lent, divided or otherwise transferred to PNM Resources.

                                    One of the primary strategic reasons behind the use of a Financing Conduit would be to segregate financings for the different businesses conducted by PNM Resources, distinguishing between securities issued by PNM Resources to finance its investments in non-utility businesses from those issued to finance its investments in the core utility business.  A separate Financing Entity may be used by PNM Resources with respect to different types of non-utility businesses and/or Merchant Plant.  PNM Resources would use Special-Purpose Entities in connection with certain financing structures for issuing debt, preferred, equity-linked or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, such as tax savings or increased access to capital markets, than would otherwise be the case.

                                    (d)            Interest Rate Risk Management[14]

                                    To the extent authorization is required under the Act, PNM Resources requests authority to manage interest rate risk  through the performance, entering into, purchasing and selling of various risk management instruments commonly used in today's capital markets, such as swaps, caps, collars, floors, options, forwards, treasury locks, forward starting interest rate swaps, futures, forward issuance agreements, call spread options, the sale and/or purchase of various call or put options or warrants and similar products designed to manage interest rate risks (collectively "Hedging Instruments").

[14] The authority sought herein with respect to interest rate risk management is consistent with the applicable provisions of the Act, including section 10 and the authority granted in: Exelon Corp., Holding Co. Act Release No. 27830 (April 1, 2004); AGL Resources, Inc., Holding Co. Act Release No. 27828 (April 1, 2004); WGL Holdings, Inc., Holding Co. Act Release No. 27827 (April 1, 2004).

                                    PNM Resources will enter into Hedging Instruments pursuant to agreements only with approved counterparties, i.e., who at the date of execution of the agreement with PNM Resources are rated (or have a parent company providing a guaranty that is rated) at least "BBB" by S&P or Fitch or "Baa2" by Moody's ("Authorized Counterparties").  The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying security except to the extent necessary to adjust for differing price movements between the underlying and hedged securities.[15]  PNM Resources will not engage in "leveraged" or "speculative" derivative hedging transactions.

                                    In addition, PNM Resources requests authorization to manage, maintain, remove and enter into interest rate hedging transactions with respect to anticipated securities offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions.  Such Anticipatory Hedges would only be entered into with Authorized Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges.  Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or New York Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades.  PNM Resources will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.  In this regard, PNM Resources may decide to lock in interest rates and/or limit its exposure to interest rate increases.

                                    Fees and commissions charged or required in connection with any interest rate risk management agreements will not exceed the then current market price.

[15] With respect to certain underlying securities, PNM Resources will enter into a hedging strategy known as "dynamic hedging."  Dynamic hedging allows the notional amount for a derivative instrument to be adjusted to allow for a perfect hedge on the underlying security.  Fixing the notional amount on such a derivative instrument would potentially create an imperfect hedge, which would either cause greater risk to be taken on by the company or an unintended speculative position to be made.  In any event, a dynamic hedging strategy would not be a "speculative" derivative transaction.

                                    PNM Resources represents that each Hedging Instrument and Anticipatory Hedge will be treated for accounting purposes under generally accepted U.S. accounting principles.  In particular, PNM Resources will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Hedging Activities") or other standards relating to accounting related to Hedging Instruments or Anticipatory Hedges as are adopted and implemented by the Financial Accounting Standards Board ("FASB").  PNM Resources states that Hedging Instruments and Anticipatory Hedges will qualify for hedge accounting under the current FASB standards in effect and as determined at the date on which Hedging Instruments or Anticipatory Hedges are entered.

                                    (e)            Financial Guarantees and Performance Guarantees

                                    From time to time through the Authorization Period, PNM Resources requests authority to guarantee, obtain letters of credit, enter into financing arrangements and otherwise provide or maintain credit support (each, a "Guarantee") in respect of the debt or other securities or obligations, whether for payment and/or performance, of any or all of PNM Resources' subsidiary or associate companies (including any thereof formed or acquired at any time during the Authorization Period), and otherwise to further the business of PNM Resources, provided that the total amount of Guarantees at any time outstanding does not exceed $300 million (the "PNM Resources Guarantee Limit"), and provided further, that (i) any Guarantees of EWGs and FUCOs shall also be subject to PNM Resources' limitation on investment in EWGs and FUCOs hereto; (ii) any Guarantees of energy-related companies within the meaning of Rule 58 ("Rule 58 Companies") shall also be subject to the aggregate investment limit of Rule 58; and (iii) any security guaranteed by PNM Resources shall itself be in compliance with the financing parameters authorized herein or otherwise be exempt. The terms and conditions of any Guarantees, and the underlying liabilities covered thereby, would be established at arm's-length based upon market conditions.

                                    PNM Resources may charge a fee for each Guarantee provided on its behalf that is not greater than cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the Guarantee remains outstanding.

                                    In the event that PNM Resources issues any debt or equity securities authorized hereunder by means of any financing conduits or subsidiaries, PNM Resources may provide a full Guarantee in respect of the payment and other obligations of the financing conduit or subsidiary under the securities issued by it.  Given that any securities nominally issued by any such financing conduit or subsidiary are in substance securities issued by PNM Resources itself, any securities issued by a financing conduit or subsidiary would count dollar-for-dollar against PNM Resources' financing authority.  However, PNM Resources submits that any Guarantees of securities of financing conduits or subsidiaries should be excluded entirely from the PNM Resources Guarantee Limit, since inclusion thereof would amount to "double counting," in effect penalizing PNM Resources for using financing conduits or subsidiaries.

                                    As stated above, PNM Resources requests the authority to extend its credit through entry into performance guarantees that will be a part of the definition of "Guarantee" provided herein.  Such performance Guarantees may be in support of the obligations of affiliates undertaking the development or operation of projects authorized under the Act.  However, performance Guarantees and certain other Guarantees may be in support of obligations that are not capable of exact quantification.  In such cases, PNM Resources states that it will determine the exposure under such Guarantees for purposes of measuring compliance with the PNM Resources Guaranty Limit by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts.  If appropriate, PNM Resources states that these estimates will be made in accordance with generally accepted accounting practices.

   E.      Cash Management Activities

            PNM Resources requests authorization to continue its existing cash management activities with surplus funds.  PNM Resources will not engage in any transaction in violation of Section 12(a) of the Act.  Such surplus funds would ordinarily be invested in one or more short-term investments including: (a) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (b) commercial paper; (c) certificates of deposit; (d) bankers' acceptances; (e) repurchase agreements; (f) tax exempt notes; and (g) other investments that are permitted by Section 9(c)(3) of the Act and Rule 40.  PNM Resources presently maintains a program of investing up to $15 million in non-voting interests designed to hedge capital market risks ("Existing Program").[16]  Such investments are a small percentage of PNM Resources' overall liquid resources,[17] and PNM Resources has no voting rights attached to the common stock investments made by the managers of the investments, which generally take the form of limited partnership interests in a partnership dedicated to executing a certain hedging strategy designed to produce higher returns than cash investments, but with less volatility than equity investments.[18]  PNM Resources proposes to maintain not more than $20,000,000.00 or 1% of its total capitalization, whichever is less, in such investments for the purposes of gaining expertise and market knowledge that can be utilized in managing its separate nuclear decommissioning and pension assets.[19] PNM Resources requests that it be authorized to maintain its Existing Program and manage those assets prudently pending further Commission action upon a post-effective amendment filed not later than ninety days from the Commission's order supplementing the record concerning conformance of the Existing Program and proposed expansion with the standards of the Act. PNM Resources further requests that the Commission reserve jurisdiction over further retention of the Existing Program and the expansion proposed herein pending the timely filing of such post-effective amendment and Commission action thereon.

[16] Although this program exists prior to the authorization requested herein, authorization of the program by the Commission is required under Section 9(a)(1) of the Act because it involves the acquisition of securities not specifically authorized by Rule 40 and may use funds raised by the securities issuances authorized herein. Authorization is sought as part of the cash management program of Applicant because Applicant has no interest in the management or any of the underlying businesses and is merely undertaking a prudent cash management program designed to yield market knowledge and experience that will aid its efforts to fund pension and nuclear decommissioning liabilities.
[17] As of March 1, 2004, such investments in hedge funds were not more than 3.7% of the liquidity arrangements of PNM Resources.
[18] PNM Resources is currently a limited partner in the following partnerships: Wood River Partners, L.P., High Sierra Partners I, L.P. and Coast Value Fund I, L.P.
[19] The Commission has previously found that investment in equity securities by separate nuclear decommissioning and pension trusts raise no issues under the Act. E.ON AG HCAR No. 27539 (June 14, 2002), fn 61.  The Commission has further foundthat, where nuclear decommissioning and pension liabilities are not separate, investment programs to fund those liabilities designed for returns that are commensurate with a reasonable amount of equity risk and in order to fund those obligations may be retained. Ibid.  Here Applicant seeks the ability to utilize holding company funds in order to develop experience with investment strategies and positions to be deployed in funding its separate nuclear decommissioning and pension fund obligations, undertakings which require growth rates beyond those provided by investments consistent with Rule 40. The level of authority requested herein is immaterial to the overall capitalization of PNM Resources, but permits Applicant to develop needed financial market knowledge in aid of its efforts to fund liabilities resulting from utility operations.

   F.            Investments in Non-utility Subsidiaries and Energy Assets

            PNM Resources requests authority to engage in certain activities described below relating to EWGs, FUCOs, ETCs, Rule 58 subsidiaries and energy related companies approved by Commission order and make additional investments in other non-utility subsidiaries approved by the Commission (collectively, "Non-Utility Subsidiaries").  To the extent any of these activities described in this Application constitute the providing of goods, services or construction from one associate company to another in the PNM Resources system which would be subject to section 13 of the Act, these goods, services or construction will be provided at cost as defined in rules 90 and 91 unless an exemption from the at cost requirement is available under the Act or otherwise approved in the Commission's order in this proceeding.

            In the future, PNM Resources requests authority to make additional investments in Non-Utility Subsidiaries in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, guarantees, or any combination of the foregoing.  It is also contemplated that Non-Utility Subsidiaries may issue securities from time to time under the exemption provided in Rule 52 to investors other than PNM Resources for the purpose of financing their operations.  Direct or indirect investments by PNM Resources in Non-Utility Subsidiaries would be subject to the limitations applicable to investments for such subsidiaries.

            In connection with existing and future non-utility businesses, PNM Resources will engage directly or through subsidiaries in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments.  Development Activities will be limited to: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies.  PNM Resources proposes to expend directly or through subsidiaries up to $300 million in the aggregate outstanding at any time during the Authorization Period on all such Development and Administrative Activities.  Amounts expended in the development of projects leading to an investment in a Non-Utility Subsidiary will not count against the limitation on expenditures for Development Activities.  Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage Development Activities and investments in subsidiaries.

            PNM Resources requests authority to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other  entities (collectively, "Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Non-Utility Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.  To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission, PNM Resources requests authority for Intermediate Subsidiaries to engage in the Activities described above.  To the extent that PNM Resources provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any Non-Utility Subsidiary, the amount of such funds will be included in PNM Resources' "aggregate investment" in these entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

            PNM Resources specifically requests authority to expend up to $300 million during the Authorization Period to acquire Energy Assets, within the United States and within Mexico, to the extent incidental to those United States operations and authorized under applicable import/export law.[20]

   G.            Changes in Capital Stock of Subsidiaries

            The portion of an individual subsidiary's aggregate financing to be effected through the sale of stock to PNM Resources during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time.  It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such subsidiary.  In addition, the subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock.  Also, a wholly-owned subsidiary may wish to engage in a reverse stock split to reduce franchise taxes.  As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by PNM Resources or other intermediate parent company in the instant case.  A subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval.  Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission(s) in the state or states in which such utility subsidiary is incorporated and doing business.  PNM Resources states that in the event that proxy solicitations are necessary with respect to internal corporate -reorganizations, PNM Resources will seek approval pursuant to Sections 6(a)(2) and 12(e) of the Act and through filing an appropriate declaration with the Commission.

[20]Such acquisitions of Energy Assets may also take the form of the acquisition of the securities of companies that exclusively engage in activities pertaining to the development or operation of said Energy Assets, but the purpose of the acquisition of such securities, such as partnership interests, will be to obtain the operational or production benefits of the underlying asset, as opposed to trading in the securities of such companies.  The authority with respect to Energy Assets is consistent with that issued in Exelon Corp., HCAR No. 27545 (June 27, 2002).

   H.            Services Provided to Subsidiaries

            PNM Resources intends to file with the Commission, no later than thirty (30) days after the Commission issues an order with respect to this Application, an application-declaration seeking authorization of subsidiary service company operations pursuant to Rule 88 of the Act.  Subject to further action by the Commission, PNM Resources requests authorization under section 13(a) of the Act and Commission rules for PNM Resources to continue to provide support services on an interim basis to its subsidiaries through June 30, 2005.[21]  Currently, PNM Resources performs substantially all of the corporate activities of PNM.  Furthermore, Section 13(a) of the Act authorizes the Commission to exempt (by rules and regulations or orders) services involving special or unusual circumstances or not in the ordinary course of business.

            Charges for all services will be on an at-cost basis, as determined under Rules 90 and 91 of the Act.  The NMPRC in its Order Approving Formation of Holding Company issued in NMPRC Case No. 3137 on June 28, 2001, ordered PNM Resources, with the aid and cooperation of NMPRC Staff and interested parties to develop and file a cost allocation manual ("CAM") to address all costs incurred by the holding company and its subsidiaries.[22] On June 28, 2002, PNM Resources with the aid and cooperation of NMPRC Staff, the New Mexico Attorney General's Office, El Paso Electric Company, New Mexico Industrial Energy Consumers, the United States Executive Agencies and the University of New Mexico, developed and filed a CAM.[23]

   I.       Filing of Certificates of Notification

            It is proposed that, with respect to PNM Resources, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the 1933 Act), be integrated with the reporting system under the Act.  This will eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and PNM Resources.  The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification.  The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.  Such certificates of notification will be filed within 60 days after the end of the last calendar quarter in which transactions occur, except 90 days after the end of the end of year calendar quarter.  PNM Resources will file Rule 24 certificates containing the following information:

[21] The Commission has granted similar requests in Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000); Reliant Energy, Inc., Holding Co. Act Release No. 27548 (Dec. 18, 2003).
[22] The CAM divided the functional organization of the company into several categories, including different utility operations and services and overhead services for both unregulated and regulated businesses.
[23] The CAM is subject to revision pursuant to the supervision of the NMPRC and subsequent filings at the NMPRC.

(i)         A computation in accordance with Rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its Rule 53 authority;

(ii)        Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any;

(iii)       The market-to-book ratio of PNM Resources' common stock;

(iv)       Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources;

(v)        A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

(vi)       The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities;

(vii)      The total number of shares of PNM Resources common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period;

(viii)      If PNM Resources common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

(ix)       If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty;

(x)        The amount and terms of any PNM Resources indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

(xi)       The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary;

(xii)      The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under Rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period;

(xiii)      The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item;

(xiv)     The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period;

(xv)      If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

(xvi)     If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

(xvii)     Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter;

(xviii)    A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary;

(xix)     A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter; and

(xx)      Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule 24.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

            The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $100,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

A.        Applicable Provisions

            Sections 6(a), 7, 9, 10, 12, and 13 of the Act and Rules 42, 43, 44, 45, 46, 53 and 54 thereunder are considered applicable to the proposed transactions.  Sections 6(a) and 7 of the Act are applicable to the issuance of common stock, preferred stock and to the direct or indirect issuance of debt securities or other forms of preferred or equity-linked securities issued by PNM Resources.  Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of PNM Resources' guaranties. Sections 9(a)(1) and 10 of the Act are applicable to PNM Resources' acquisitions of the equity securities of a Financing Conduit or Intermediate Subsidiary and to PNM Resources' investment in existing or new subsidiaries to engage in the financing of energy-related companies.  Section 13(a) of the Act is applicable to the short-term provision of services by PNM Resources to its subsidiaries.  The authority sought herein is consistent with such provisions of the Act and authority provided in other applications as cited herein.

            The Commission has recognized that the competitive and dynamic nature of energy supply requires that registered holding companies have the ability to issue a broad range of securities, directly or indirectly through financing conduits, provided that registered systems maintain a sound capital structure with sufficient equity.[24]  Accordingly, the Commission has, consistent with Section 7 of the Act, issued multi-year authorizations of the kind and character sought herein for existing and newly registered holding companies subject to conditions designed to prevent excessive leverage.[25]

            Section 10(c)(1) of the Act  requires that an application approved by the Commission not be "detrimental to thecarrying out of the provisions of Section 11."  Section 11(b)(1) directs theCommission generally to limit a registered holding company "to a singleintegrated public-utility system," certain permitted "additional" systems, and interests in "other" businesses as are "reasonably incidental, or economically necessary or appropriate" to the operation of an integrated public-utility system. The PNM electric utility system, the PNM gas utility system, and its other retained operations other satisfy each of these criteria, respectively.

[24] See, e.g. The Southern Company 27124 (February 9, 2004) (debt issuance authorized under the necessary and urgent clause of Section 7(c)(2)(1)).
[25] The Southern Company HCAR No. 27867A(July 23, 2004)(common stock, preferred stock, trust-preferred securities and equity-linked securities, commercial paper); Enron Corp. HCAR No. 27809 (March 9 2004); Exelon Corp. HCAR No. 27830 (April 1, 2004); WGL Holdings, HCAR No. 27827 (April 1, 2004); Xcel Energy HCAR No. 27731A (February 20, 2004).

Electric Utility

PNM's electric utility assets and operations in multiple states constitute its primary integrated public-utility system. A single "integrated public-utility system," as applied to electric utility companies, is defined in the Act to mean:

"[A] system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation."[26]

The Commission has articulated four separate prerequisites for approval of a proposed acquisition: (1) The public-utility system's assets must be "physically interconnected or capable of physical interconnection" (the interconnection requirement); (2) the assets must be capable of economic operation "as a single interconnected and coordinated system" (the coordination requirement); (3) the system itself must be confined to a "single area or region" (the region requirement); and (4) the system "must not be so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation" (the localization requirement).[27]  Applicant's electric utility system satisfies each requirement.

Interconnection.  The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system must be "physically interconnected or capable of physical interconnection."[28]  PNM owns or leases 2,902 circuit miles of electric transmission lines - all located within New Mexico and Arizona - over which it provides open-access service pursuant to an open-access transmission tariff on file with FERC.[29]. . PNM's transmission system assets are designed and operated so as to enable it to integrate the output of its generation located in New Mexico with the load of its system through a control area operated by PNM which instantaneously matches demand with supply net of interchanges with neighboring control areas. Generation from the Palo Verde Nuclear Generation Station in Arizona is available to serve PNM's load in New Mexico through the transmission arrangements described above.

Coordination.  Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs."[30]  The Commission has noted that, through this standard, "Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another."[31]

[26] 15 U.S.C. § 79(b) (a) (29) (A) (2004).
[27]See Nat'l. Rural Elec. Coop. Ass'n. v. S.E.C., 276 F.3d 609, 611 (D.C. Cir. 2002)
[28]Id.
[29]Public Service Company of New Mexico, FERC Electric Tariff, Second Revised Volume No. 4.  See Pub. Svc. Co. of New Mexico, 95 FERC 61,214 (2001).
[30]Conective, Inc.Holding Co. Act Release No. 26832 (Feb. 25, 1998) (citing The North America Company, 11 S.E.C. 194, 242 (1942)).
[31]Id. (citing Cities Service Co., 14 S.E.C. 28, 55 (1943)).

Traditionally, the most obvious indicia of "coordinated operations" was the ability to jointly dispatch all system generating units automatically on an economic basis in order to achieve the lowest overall cost of electricity.  However, recently, the Commission has recognized that joint economic dispatch is not per se a requirement for a finding of coordinated operations.[32]

In applying the integration standard, the Commission considers the coordination of functions in addition to the coordination of the generation and transmission within a system.[33]  For example, the Commission has found coordinating operational and administrative functions to constitute "de facto" integration for exempt holding companies.[34]  PNM's electric utility operations are coordinated as a single system through its own dispatch center. In addition to the utility operations conducted by PNM, PNM Resources provides support services to PNM's generation, transmission, and distribution (and to its gas operations) on a coordinated shared service basis.[35]

Single Area or Region.  As required by Section 2(a)(29)(A), the operations of the PNM Resources electric utility system is confined to a "single area or region in one or more States."  PNM Resources' electric utility system operates within the Southwestern United States. For many years electric utility systems have embraced operations in New Mexico and the states that adjoin New Mexico.[36] As indicated by PNM's ownership of an undivided interest in the Palo Verde Nuclear Generation Station, and the scope of the WECC and SPP, discussed above, power systems in the Western and Southwestern United States, typically embrace operations involving substantial distances that cross state lines. PNM's electric utility assets and operations, located within Arizona and New Mexico are clearly within that single region of the country.

[32]See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); Am. Elec. Power Co., Holding Co. Act Release No. 27186 (June 14, 2000).
[33] See Gen. Pub. Util. Co., Holding Co. Act Release No. 13116 (March 2, 1956) (integration is accomplished through power dispatching by a central load dispatcher as well as through coordination of maintenance and construction requirements); Middle S. Util., Inc., Holding Co. Act Release No. 11782 (March 20, 1953) (integration accomplished through an operating committee coordinating scheduling of generation and system dispatch as well as making and keeping records and necessary reports, coordination construction programs, etc.).
[34]See Sierra Pacific Res., Holding Co. Act Release No. 27054 (July 26, 1999).
[35] Within the time permitted by the orders and regulation of the Commission, PNM Resource service functions will be transferred to an authorized subsidiary service company.
[36] Texas-New Mexico Power and Xcel each have electric utility subsidiary operation in Texas and New Mexico. Xcel's electric utility subsidiary operations extend to a number of other states. The joint ownership of the Palo Verde Transmission System further indicates the region within which PNM'e electric utility system operates.

Size.  The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. As noted above, PNM Resources is a relatively small registered holding company system.

Localized Management.  The Commission has found that a system does not impair the advantages of localized management where the holding company's "management [would be] drawn from the present management" or where the acquired company's management would remain substantially intact.[37]  The Commission has further noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation."[38]  Although centralized financing and corporate functions is an important source of economies, PNM Resources maintains local offices in order to assure adequate customer service and reliable operations.

Effective Regulation.  The requested authorization will not impair the effectiveness of regulation at either the State or Federal level.  PNM will continue to be regulated by the NMPRC with respect to retail rates, services and other matters.  At the Federal level, PNM Resources will be regulated as a single registered holding company, and its sales for resale in interstate commerce will be regulated by the Federal Energy Regulatory Commission

Gas Utility

            PNM's gas utility operations constitute an additional integrated utility system that is properly retainable under the standards of section 10 and 11 of the Act. It is the multistate electric utility assets ands operations which have required PNM Resources to register under the Act. Its gas utility operations and assets are wholly intrastate within New Mexico. As discussed above, the gas utility operates as a single coordinated system solely within New Mexico, satisfying the criteria for integration established by Section 2(a)(29)(B).[39] By an order issued by NMPRC's predecessor agency, the New Mexico Public Service Commission in its Docket Nos. 1891-92 (1984), PNM was authorized to acquire the assets that comprise its natural gas operations. Support, corporate, and operating services are carried out by common personnel, including meter reading and field services, in addition to corporate services.PNM customers receive a combined gas and electric bill in those areas where PNM provides both utility services.

[37] See Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986).
[38]See Am. Elec. Power Co., Holding Co. Act Release No. 20633 (July 21, 1978).
[39] Section 2(a)(29)(B) of the Act defines a gas integrated system to mean:
.. . . a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single interconnected coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source or supply may be deemed to be included in a single area or region.

            Because the gas utility operations constitute utility assets acquired, owned and operated by PNM pursuant to an order of a state public service commission, Section 9(b)(1) of the Act, and the policy of effectuating state regulation reflected therein, provide a compelling basis for retention.

            The "A-B-C" clauses of Section 11(b)(1) of the Act allow a registered holding company to own "one or more" additional integrated systems if certain conditions are met.  Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) the additional system is located in one State or adjoining states, and (C) the combination of systems under the control of a single holding company is "not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

            Economies  Clause (A) requires a showing that each additional integrated system cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by a holding company of such system.  This test may be satisfied by showing a "real economic need" on the part of the additional system(s) to be retained by the primary system.  H.R. Rep. No. 1903, 7th Cong 1st Sess., 70-71, cited with approval S.E.C. v.  New England Electric System, 384 U.S. 176,181 (1966). Early in the administration of the Act, as a result of the need to balance the benefits of continued gas/electric competition against the savings associated with a gas/electric combination, the Commission considered four ratios as a "guide" to determining whether lost economies would be "substantial" under Section 11(b)(1)(A), consisting of the estimated loss of economies expressed in terms of the ratio of increased expenses to the system's (1) total operating revenues, (2) operating revenue deductions, (3) gross income and (4) net income.[40] More recently, the Commission has determined that it will no longer require a comparison of resulting loss ratios to those in earlier cases.[41] In its early decisions, the Commission's use of ratios arose in order to consider the increases in operational expenses that were anticipated upon divestiture, but also take into account, as offsetting benefits, competitive advantages that were perceived to flow from a separation of gas and electric operations.  S.E.C. v.  New England Electric System, 384 U.S. 176, 179 (1966). In light of industry changes, the Commission has recognized that these assumptions are outdated and that the historical ratios do not provide an adequate indication of the substantial loss of economies that may occur by forcing a separation of electric and gas operations. In New Century Energies, Inc.,[42] the Commission took notice of the changing circumstances in today's electric and gas industries, notably the increasing convergence of the electric and gas industries. The Commission concluded that, "in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs."[43] Where, as is the case with PNM, electric and gas utility operation in the same state share common employees and systems, the Commission has authorized retention without finding quantified lost economies.[44]

[40]Engineers Pub. Serv. Co., 12 S.E.C. 41 (1942), rev'd on other grounds and remanded, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947). The Commission has more recently found that the presumed benefits of separate gas and electric operations are not present given the current environment of the industry, a conclusion affirmed by Madison Gas & Electric Co. v. S.E.C., 168 F.3d 1337 (D.C. Cir. 1999). The Commission now has stated that it will no longer require a comparison of resulting loss ratios to those in earlier, cases (CP&L Energy, Inc., Holding Co. Act Release No. 27284, n. 40 (Nov. 27, 2000)), and has required none where the electric and gas utility operations share a common  state of operation, personnel and facilities with those of an electric utility. Reliant Energy, Inc. (CenterPoint), HCAR No. 27548 (July 5, 2002).
[41] See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000), fn. 40.
[42] 53 S.E.C. 54 (1997).
[43] 53 S.E.C. at 76.
[44] Reliant Energy, Inc. (CenterPoint), HCAR No. 27548 (July 5, 2002). The Center Point gas utility operations were held in separate corporations, the retention of which required Commission authorization, as opposed to assets the acquisition of which had been approved by a state public service commission, as is the case with PNM.  Thus, unlike PNM, Reliant Energy could not rely on the policy expressed by 9(b)(1) of the Act to justify retention.  Reliant Energy's integration of support functions, however, was deemed sufficient to support retention.  As shown above, the PNM gas utility assets are owned by the same public-utility company as the electric utility operations, the asset acquisition was expressly approved by a state public service commission and the combined functions reflects the express policy of the State of New Mexico. In this case a failure to allow retention would thwart state regulatory policies.

Same State or Adjoining State

The retention of gas utility operations does not raise any issue under Section 11(b)(1)(B) of the Act because they are in New Mexico.

Size

Retention of the gas utility system as an additional integrated system does not raise any issues under Section 11(b)(1)(C) of the Act.  As noted above, whether viewed as a gas utility, electric utility, or combined system, PNM resources is a small system compared to those authorized by the Commission with utility operations in the Southwestern United States.

With respect to the effectiveness of regulation and local management issues implicated by the size of a utility system, the Commission has determined that natural gas distribution systems that share common services with associated electric distribution systems may be retained pursuant to the additional systems proviso of Section 11(b) of the Act where they are located in the same state and present no risk to the integrity of local management or regulation.  Reliant Energy, Inc. (CenterPoint), HCAR No. 27548 (July 5, 2002).

Other Business

            Avistar is the only active "other business" in which PNM resources retains an interest. It is a subsidiary that develops and markets technology and software products pertaining to electric utility operations and reliability, and represents an immaterial investment by PNM Resources.  The Commission has long held such activities to be "reasonably incidental, or economically necessary or appropriate" to the operation of an integrated electric utility system."  The Southern Company, HCAR No. 22132 (July 17, 1981).  Because its operation is in the United States, Avistar would qualify as an energy-related company under Rule 58.

            Prior to the formation of PNM Resources[45], PNM engaged in a variety of diversified business operations, all of which have been rendered inactive, except for Avistar. As part of the restructuring approved by the NMPRC resulting in the formation of PNM Resources, several of the subsidiaries representing those discontinued line of business were transferred to PNM Resources.  Several of the inactive subsidiaries engaged in terminated banking and real estate development activities, which typically may not be retained under the standards of the Act.  PNM Resources is retaining its directly and indirectly held shares  in these inactive subsidiaries that had been engaged in "other" businesses solely to resolve any outstanding claims and wind up their affairs in a fashion that insulates the electric and gas utility operations from these prior ventures, and is not seeking any authorization herein to conduct active "other" business operations. As noted above, its inactive subsidiaries include two shell subsidiaries formed for the purpose of performing affiliate services. Applicant intends to qualify one of these, PNMR Services Company, as a subsidiary service company under rule 88 and the other (which had been formed for the purpose of effectuating the restructuring that resulted in the formation of PNM Resources) will remain inactive.

            To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

            B.            Rule 53 and 54 Analysis.

            PNM has no aggregate investment in EWGs or FUCOs.

ITEM 4.  REGULATORY APPROVAL.

            No other regulatory commission has jurisdiction over the transactions for which authority is sought herewith.

ITEM 5.  PROCEDURE.

            The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. PNM Resources requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. PNM Resources hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

[45] The formation and structure of PNM Resources, including its retention of interests in inactive subsidiaries was approved by the NMPRC by an order issued in its Utility Case No. 3137 on June 28, 2001.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
A.	Exhibits.

A-1

Restated Articles of Incorporation of PNM Resources dated February 22, 2002 (Filed with the Commission as Exhibit 3.1 to PNM Resources' Form 10-K for the fiscal year ended December 31, 2001, File No. 333-32170 incorporated herein by this reference).

A-2

Bylaws of PNM Resources as in effect on February 18, 2003 (Filed with the Commission as Exhibit 3.2 to PNM Resources' Form 10-K for the fiscal year ended December 31, 2002, File No. 333-32170, incorporated herein by this reference).

	A-3	Certificate of Incorporation of Financing Entity (to be filed by amendment).
	A-4	Bylaws of Financing Entity (to be filed by amendment).
	B-1	Agreements (to be provided by amendment).
	B-2	Form of Indenture for Debt Securities filed as Exhibit 4.1 to Form S-3 Registration Statement, File No. 333-106080 (incorporated herein by this reference).
	C-1	PNM Resources, Inc. Form S-3 Registration Statement under the Securities Act of 1933, File No. 333-106080, June 12, 2003 (incorporated herein by this reference).
	C-2	PNM Resources, Inc. Form S-3 Registration Statement under the Securities Act of 1933, File No. 333-121059, December 7, 2004 (incorporated herein by this reference).
	D-1	Not Applicable.
	E-1	Not Applicable.
33

F-1	Opinion of Counsel for PNM Resources.
G-1

Director Retainer Plan, Exhibit 4.3 to Post Effective Amendment No. 1 to PNM Resources' Form S-8 filed December 31, 2001, Reg. No. 333-03289-99; First Amendment filed as Exhibit 10.40.1 to PNM Resources' Form 10-Q for the quarter ended March 31, 2003, each of which are incorporated herein by this reference.

 Executive Savings Plan, Exhibit 10.75 to PNM Resources' Form 10-K for the year ended December 31, 2003, File No. 333-32170 (incorporated herein by this reference).

 Omnibus Performance Equity Plan, filed as Exhibit 4.3 to PNM Resources' Form S-8 filed January 4, 2002, Reg. No. 333-76288 (incorporated herein by this reference).

 Third Restated and Amended Performance Stock Plan, filed as Exhibit 10.74 to PNM's Form 10-Q for the quarter ended March 31, 1998;; First Amendment, Exhibit 10.74.1 to PNM's Form 10-Q for the quarter ended March 31, 2000;  Second Amendment, Exhibit 10.74.1 to PNM's Form 10-K for the year ended December 31, 2000;  Third Amendment, Exhibit 10.74.3 to PNM's Form 10-K for the year ended December 31, 2000;  Fourth Amendment, Exhibit 4.3.5 to Post Effective Amendment No. 1 to PNM Resources' Form S-8 filed December 31, 2001, Reg. No. 333-03303;  Fifth Amendment, Exhibit 10.74.5 to PNM Resources' Form 10-Q for the quarter ended September 30, 2002 (each of which are incorporated herein by this reference).

 Form of Amended and Restated PNM Resources, Inc. PNM Direct Plan, filed as Exhibit 4.3 to PNM Resources' Form S-3, as amended, File No. 333-100186 (incorporated herein by this reference).

 Form of Employee Stock Purchase Plan, filed as Exhibit 4.3 to PNM Resources' Form S-8, File No. 333-100184 (incorporated herein by this reference).

Retirement Savings Plan (incorporated herein by this reference).

Employees' Retirement Plan (incorporated herein by this reference).

H-1	Annual Report of PNM Resources on Form 10-K for the year ended December 31, 2003 (Filed with the Commission on March 10, 2004 in File No. 333-32170 and incorporated by reference herein).
I-1	Form of Notice (to be filed by amendment). 34

 B.            Financial Statements.

FS-1	Consolidated Balance Sheet of PNM Resources as of December 31, 2003 (Incorporated by reference to the filing of PNM Resources on Form 10-K for the year ended December 31, 2003).
FS-2	Consolidated Statement of Operations of PNM Resources as of December 31, 2003 (Incorporated by reference to the filing of PNM Resources on Form 10-K for the year ended December 31, 2003).
FS-3	Projected Cash Flows of PNM and PNM Resources (submitted pursuant to Rule 104).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                        The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                        Pursuant to the Public Utility Holding Company Act of 1935, the undersigned Company has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                PNM Resources, Inc.

                                                                                By:             /s/ Patrick T. Ortiz
                                                                                Name:  Patrick T. Ortiz
                                                                                Title:  Senior Vice President, General Counsel and Secretary

Date:  December 30, 2004

EXHIBIT F-1

FORM OF OPINION OF COUNSEL

                                                                                                            December __, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: PNM Resources

       (File No.  70-10248)

Ladies and Gentlemen:

            This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the filing with the Commission of the Application-Declaration on Form U-1 (File 70-10248) (the "Application") of PNM Resources, Inc. ("PNM Resources") under the Public Utility Holding Company Act of 1935, as amended (the "Act").  The Application requests that the Commission authorize and approve certain financing authority and other related matters (collectively, the "Financings").

            The opinions expressed below with respect to the Financings described in the Application are subject to the following further assumptions and conditions:

Each Financing shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the Board of Directors of PNM Resources.

All required approvals, authorizations, and consents, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to each financing shall have been obtained or made, as the case may be.

Any registration statements filed by PNM Resources under the Securities Act of 1933 in connection with any Financing shall be and shall remain effective pursuant to the Securities Act of 1933, as amended; no stop order shall have been entered with respect thereto; and the issuance of securities thereunder shall have been consummated in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

            Based on the foregoing, and subject to the assumptions and conditions set forth herein, I am of the opinion, upon the issuance of your order or orders in this proceeding granting or permitting the Application to become effective with respect to the proposed transactions, and in the event the proposed transactions are consummated in accordance with said Application and your order or orders in respect thereto:

All state laws applicable to each proposed Financing will have been complied with.

PNM Resources is a corporation validly organized, duly existing and in good standing in its respective jurisdiction of organization.

No Financing by PNM Resources will violate the legal rights of the holders of any securities issued by PNM Resources.

Each Financing, in the case of stock, will be validly issued, full paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges.

Each Financing, in the case of debt securities, will be the valid and binding obligation of PNM Resources in accordance with the terms of such Financing, subject to bankruptcy, insolvency, or other similar laws affecting creditors' rights generally, and to the effects of general equity principles.

            I am an attorney licensed to practice in the State of New Mexico and express no opinion as to the laws of any other jurisdiction other than the Act under the federal laws of the United States.

            I hereby consent to the use of this opinion in connection with the Application.  This opinion is intended solely for the use of the Commission and may not be relied upon by any other person for any purpose.

                                                                              Very truly yours,

                                                                              Patrick T. Ortiz
                                                                              General Counsel